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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Rule 13d-101)

                           --------------------------

                               LENNAR CORPORATION
                                (Name of Issuer)

                           --------------------------

                 CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    526057302
                                 (Cusip Number)

                           --------------------------

                            David W. Bernstein, Esq.
                             Clifford Chance US LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                December 17, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box |_|.

                                Page 1 of 8 Pages

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CUSIP No. 526057302                   13D                     Page 2 of 12 Pages
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    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             STUART A. MILLER
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    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
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    3.       SEC USE ONLY

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    4.       SOURCES OF FUNDS

             NOT APPLICABLE
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    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                            |_|
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    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             US
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                            7.    SOLE VOTING POWER
NUMBER OF                         10,649,439
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.    SHARED VOTING POWER
OWNED BY
EACH                        ----------------------------------------------------
REPORTING                   9.    SOLE DISPOSITIVE POWER
PERSON WITH                       10,649,439
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER

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    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,649,439
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             65.6%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

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Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended by adding at the end of the text responding to paragraphs (a)-(b) the following:

         On December 17, 2003, The Miller Charitable Fund, L.P. transferred 37,000 shares of Class B common stock of the Company, as a charitable contribution, to The Miller Foundation, Inc. As the sole general partner, LMM Family Corp. has the power to cause either or both of The Miller Charitable Fund, L.P. or LMM Family Partnership, L.P. to vote, or to dispose of, securities which that entity beneficially owns. Therefore, in his capacity as trustee of Marital Trust I and as the sole officer and sole director of LMM Family Corp., Stuart Miller has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 260,330 shares of Class B common stock of the Company beneficially owned by The Miller Charitable Fund, L.P. and the 10,341,827 shares of Class B common stock of the Company beneficially owned by LMM Family Partnership, L.P. In addition, Stuart Miller owns 40,518 shares of Class B common stock of the Company and holds options that are, or within 60 days will become, exercisable, which entitle him to purchase up to 6,764 shares of Class B common stock of the Company.

         As a result of this transaction, on December 17, 2003, for purposes of
Section 13 of the Securities Exchange Act of 1934, as amended, Stuart Miller is the beneficial owner of a total of 10,649,439 shares of Class B common stock of the Company. Based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended August 31, 2003, the shares of Class B common stock of which Stuart Miller is the beneficial owner constitute 65.6% of the outstanding shares of Class B common stock.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  December 23, 2003


                                       By: /s/ Stuart A. Miller
                                           -------------------------------------
                                           Stuart A. Miller

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